UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of July, 2002

Desc, S.A. de C.V.
(Translation of registrant's name into English)

Paseo de los Tamarindos 400-B, Bosques de las Lomas, 05120 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Desc, S.A. de C.V.
(Registrant)

Date: July 29, 2002

By: [signature]
(Signature)
Name: Arturo D'Acosta Ruiz
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit 1

desc

NOTICE TO SHAREHOLDERS

DESC, S.A. DE C.V.

The Annual General Ordinary and Extraordinary Shareholders Meeting of DESC, S.A. de C.V., held on April 25, 2002, declared a cash dividend in the amount of 29 Mexican cents per currently outstanding share, payable in four quarterly installments on July 2002, October 2002, January 2003, and April 2003, for the equivalent of 7.25 Mexican cents per share.

The shareholders may receive the first installment of said dividend, equal to 7.25 Mexican cents per share, beginning on July 25th, 2002, at the offices of the corporation located at Paseo de los Tamarindos 400-B, 27th Floor, Col. Bosques de las Lomas, 05120, Mexico, D.F., against delivery of coupon 16 of the presently outstanding certificates. Shareholders whose shares are deposited in credit institutions or securities firms shall receive their dividends through said institutions or brokerage firms.

Such dividend comes from the Consolidated Net Tax Account of the Corporation. Individuals (*"personas fisicas"*) residents in Mexico are advised that, as of January 1, 2002 they must accumulate to their income any dividends received, according to the provisions set forth in Article 165 of the Mexican Federal Income Tax Law.

Mexico City, Federal District, July 12, 2002.

ERNESTO VEGA VELASCO
Secretary of the Board of Directors

Exhibit 2



DESC ANNOUNCES SECOND QUARTER 2002 RESULTS

Mexico City, July 25, 2002 - Desc, S.A. de C.V. (NYSE:DES; BMV:DESC) announced today its results for the second quarter ended June 30, 2002. All figures were prepared according to generally accepted accounting principles in Mexico.

Results from the Autoparts Sector experienced a significant increase in its margins due to the cost and expense reductions plan implemented in 2001. The Chemical Sector results showed a greater activity in practically all the products, due to its slight market recovery.

As a result, Desc managed to slightly increase its operating margin to 8.7%. This slight increase when compared to the 2Q01 reflects the implementation of the cost and expense reduction programs which translates into a 1.6% decline in SG&A when compared to the second quarter of 2001.

Second Quarter 2002 Highlights

- ✓ Dollar-denominated sales decreased 0.4%, from US$554 million in the second quarter of 2001 to US$551 million in 2Q02.
- ✓ Operating income slightly increased 0.5% remaining at US$48 million in 2Q02 as well as 2Q01.
- ✓ EBITDA in dollars decreased 1.9% to US$79 million, when compared to the same quarter of the previous year.

DESC, S.A. DE C.V. AND SUBSIDIARIES

Table 1. Consolidated Results

(Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))

	2Q02	2Q01	2Q02 vs. 2Q01	1Q02	2Q02 vs. 1Q02
Sales (Ps.)[3]	5,239	5,340	-1.9%	4,688	11.7%
Sales (US$)[1]	551	554	-0.4%	507	8.8%
Exports (US $)[2]	265	264	0.1%	228	15.8%
Operating Income (Ps.)[3]	456	456	0.0%	359	27.2%
Operating Income (US$)[1]	48	48	0.5%	39	22.8%
Operating Margin	8.7%	8.6%		7.7%	
EBITDA (Ps.)[3]	751	773	-2.8%	643	16.8%
EBITDA (US$)[1]	79	80	-1.9%	70	13.2%
Net Majority Income (Ps.)[3]	-272	279	na	142	na
Net Majority Income (US$)[1]	-29	29	na	15	na

[1]All figures in U.S. dollars for sales, operating income, EBITDA and net income are calculated using monthly figures in current pesos divided by the average monthly exchange rate.
[2]All export figures are based on real sales invoiced in U.S. dollars.
[3]All figures in this report are expressed in constant pesos as of June 30, 2002.

Contacts:

Arturo D'Acosta	Blanca Hirani
Alejandro de la Barreda	Melanie Carpenter
Tel: 5255-5261-8037	Tel: 212-406-3693
abarredag@mail.desc.com.mx	bhirani@i-advize.com

desc

Taxes

During the quarter, tax provisions were US$23.4 million which includes Income and Asset Taxes and Employee Profit Sharing. Additionally, deferred taxes had a positive effect in the amount of US$25.7 million. Net tax provisions resulted in a favorable US$2.3 million.

Net Majority Income (Loss)

Net majority loss for the quarter was US$29 million, which represents a decline compared to the US$29 million net income achieved during the second quarter of 2001. This result was due to the increase in the exchange loss which resulted from a depreciation of the peso of over 5% versus the dollar during the period.

Capital Expenditures

CAPEX reached US$40.8 million during the quarter, while divestitures were US$3.4 million, the details of which can be found in the discussion of each sector.

Table 2. CAPEX
(Figures in millions of US$)

Sector	CAPEX 1Q02	Divestitures 1Q02	CAPEX Net 1Q02	CAPEX 2Q02	Divestitures 2Q02	CAPEX Net 2Q02	Capex Net 1H02
Autoparts	4.1	-0.7	3.4	22.3	-0.2	22.1	**25.4**
Chemical	2.2	-0.2	2.0	5.7	-0.9	4.8	**6.8**
Food	1.6	-2.0	-0.4	3.3	-2.3	1.0	**0.6**
Real Estate	9.4	0.0	9.4	9.5	0.0	9.5	**18.9**
Desc Holding	0.0	0.0	0.0	0.0	0.0	0.0	**0.0**
Total Capex	17.3	-2.9	14.4	40.8	-3.4	37.4	**51.8**

Debt Structure

As illustrated in Table 3, Desc continued to improve its financial position. During the quarter the net debt declined US$14 million causing an improvement in Desc's financial ratios.

Table 3. Debt Breakdown
(Figures in millions of US$)

	Jun-30-01	Sep-30-01	Dec-31-01	Mar-31-02	Jun-30-02
Cash	162	190	148	160	214
Total Debt	1,186	1,126	1,090	1,103	1,143
Net Debt	1,024	936	942	943	929
Interest Coverage *	3.0x	3.3x	3.3x	3.4x	3.8x

* (EBITDA + Interest Income) / Interest Expense for last 12 months

Relevant Events

Desc-Dine Merger

During the General Annual Ordinary and Extraordinary Shareholders' Meeting, which took place on April 25, 2002, the merger of Desc with its Dine subsidiary was approved, with Desc being the surviving entity and Dine the merged company.

Dividend Payment

Continuing with the policy of paying dividends to shareholders, during the General Annual Ordinary and Extraordinary Shareholders' Meeting, a cash dividend payment was approved equal to Ps. 0.29 per each currently outstanding share, payable in four quarterly installments in July 2002, October 2002, January 2003 and April 2003, for the equivalent of Ps. 0.0725 per share.

On July 25th, the first installment equivalent to US$10 million was paid. This represents a dividend yield of approximately 5.4%.

Closing of Small Businesses in the Autoparts and Chemical Sectors

As part of the restructure announced in January 2002, during the quarter the decision to close or sale the following non-strategic businesses was made:

Autoparts Sector

- ✓ Spark plugs
- ✓ Electric parts

Chemical Sector

- ✓ Natural Pigments

These closings are in-line with the strategy of focusing on businesses with the greater value generation potential.

- ✓ CV joints 2.7%, and
- ✓ Aluminum wheels 73.5%.

Compared to the second quarter of 2001, the most significant declines in sales volumes where as follows:

- ✓ Pick-up boxes 16.0%,
- ✓ Gears 5.9%,
- ✓ Heavy-duty transmissions 30.3%, and
- ✓ Steel wheels 3.8%.

The gears, pick-up boxes, heavy-duty transmission and steel wheels businesses had a decline in sales volumes, due to the lower demand from the OEMs from the United States and Mexico. This result was due in part to the market share loss by the three largest U.S. producers to their competitors.
In Mexico, the total production of vehicles, accumulated as of June 2002, was 985,110 which represent a 3.7% increase when compared to the same period of 2001.

Exports reached US$168 million, a 2.9% decline compared to the same period of the previous year.

The average utilization capacity in the light transmission, stamping, axles and cv joint businesses reached approximately 69%. These businesses account for 64% of Unik´s total sales.

Sales per employee increased to US$ 113.5 thousand, from US$ 107.1 thousand in the same period of the previous year. This improvement reflects higher productivity as well as headcount reduction.

During the quarter, Unik invested approximately US$22.1 million in the following:

- ✓ The agreement with Dana Corporation under which Dana will shift production to Mexico of diverse Power Train components. This project, which was moved from the United States to Queretaro, is being installed and the machinery is being validated with the help of Dana's technicians. The amount invested was approximately US$ 18.9 million.

- ✓ The continued expansion of the cv joints plant capacity in the amount of US$1.9 million.

Other Relevant Events in Autoparts

The closing of Daimler's *Lago Alberto* plant is scheduled for the third quarter of 2002. As a result, Unik has implemented an aggressive marketing program with its clients and Daimler Chrysler to establish which products will be supplied to other plants and which to Daimler Chrysler, in order to minimize the impact of such closing.

✓ The higher prices of petrochemical raw materials, which we were unable to pass on to the final sales prices of the rubber and polystyrene products.

During the quarter, the Chemical Sector invested US$4.8 million in capital expenditures, compared to US$ 5.0 million invested during the same period of 2001.

Outlook for the Chemical Sector in Mexico and the U.S.

Despite a soft demand, during the second quarter of 2002 the global chemical industry showed an improvement year over year. Annualized figures for the second quarter are already above the figures reported for Full Year 2001.

Overall, Mexico's chemical industry estimates growing sales for the first time in the last twelve months supported by the export market.

However, the impact of this recovery over industry margins wasn't homogeneous since some petrochemical raw materials, such as styrene, experienced non-planned production halts, which caused prices to increase. This increase is still being transferred to the market, especially in areas with a high concentration of competitors, who supply the Mexican market through imports.

Some of the relevant markets, for our operations, have experienced favorable trends or events. For instance, after the signing of a new Labor Contract in a main plant of one of our tire industry clients, we started to see some recovery in such an important economic activity in Mexico. In addition, in June, the international prices of natural rubber experienced an increase.

However, some national markets, such as wood furniture or promotional articles, remained contracted.

As a result of the abovementioned factors, operating margin recovered almost 1.5% points nearly reaching the levels achieved during the first quarter of 2001.

Graph 3: Raw Material Prices


cvos dll/lb
Butadiene
Styrene
34.0
30.0
26.0
22.0
18.0
14.0
10.0
41.5%
26.6%
Jan 02
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec 01
Jan 02
Feb
Mar
Apr
May
Jun 02

15

Branded Products

The Mexican branded products industry has continued to grow and improve its pricing when compared to 2001. This has also been the case for Desc's branded food sector.

The increase in sales when compared to the second quarter of 2001 was mainly due to:

- ✓ The recovery of market share in practically all of the products, both in the domestic market (Corfuerte) as well as in the U.S. (ASF)
  - ❖ In the U.S., market share rose 2.1 percentage points when compared to 2Q01 due to greater geographic coverage mainly in the salsa market.
- ✓ Higher sales volume mainly in:
  - ❖ Tomato paste 13%,
  - ❖ Chiles (Embasa) 27%,
  - ❖ Aluminum foil (Reynolds) 2% and,
  - ❖ Tuna (Nair) 13%.
- ✓ A price increase between 5% and 7% in almost all of the products.
- ✓ An improved product mix achieved through a strategy of selecting products with high profitability.

The combination of our market strategies and the steps taken to improve the efficiency of our operations has enabled our operating margin to continue improving significantly. The operating margin in 2Q02 is triple what it was in 2Q01.

The continuous improvement of our operation is fundamentally due to lower costs through improved controls in our facilities, negotiations with raw materials suppliers and the strict control of expenses. These actions have resulted in the gradual improvement in margins since the second quarter of 2001.

As a result of the synergies and strict cost control measures, we achieved the following:

- ✓ Lower prices of raw materials such as tomatoes, jalapeños and chipotle.
- ✓ Lower packaging costs resulting from negotiations for special discounts.
- ✓ Savings on expenses, mainly in Marketing.

Real Estate Sector

Following are the results for the real estate sector for the second quarter of 2002:

Table 8. Dine Results
(Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))

	2Q02	2Q01	2Q02 vs. 2Q01	1Q02	2Q02 vs. 1Q02
Sales (Ps.)	255	174	46.6%	217	17.2%
Sales (US $)	26	18	44.9%	24	11.4%
Operating Income (Ps.)	57	39	46.6%	30	87.9%
Operating Income (US $)	6	4	39.8%	3	71.5%
Operating Margin	21.7%	22.5%		14.1%	
EBITDA (Ps.)	62	49	26.9%	36	73.4%
EBITDA (US $)	6	5	22.0%	4	59.4%

Sales for the second quarter of 2002 increased by 44.9% to US$26 million, compared to US$18 million reported for 2Q01. This increase was due to higher sales in the Punta Mita and Arcos Bosques projects as well as the successful sale of land reserves adjacent to the Santa Fe Shopping Center.

Second quarter 2002 sales were composed as follows:
- ✓ Punta Mita with 60%,
- ✓ Arcos Bosques with 11%,
- ✓ Shopping Center reserve with 10%,
- ✓ Bosques de Santa Fe with 9% and,
- ✓ La Punta Bosques and La Estadía (others) with 10%.

The operating margin was 21.7%, with operating income of US $6 million, which was 39.8% higher than the operating income reported in 2Q01 of US$4 million. This increase was due to an improved sales mix in 2Q02, mainly driven by the Punta Mita project.

In Punta Mita, we are continuing with the marketing, sale and development of large lots called *Ranchos* and residential land with ocean and golf course views, for which we have received a great deal of interest from an important market segment. During this quarter we sold 5 *Ranchos* and a large lot to a sub-developer for the construction of several single-family units.

The Bosques de Santa Fe project is an exclusive residential development in the Western part of Mexico City. Desc continues its investment and sales in this project, which expects to be completed in 2002. To date, 90% of the construction has been completed

(19)

Desc, S.A. de C.V. and Subsidiaries

Consolidated Balance Sheets
(In millions of constant pesos, as of June 30, 2002).

	2002	2001	%
Assets			
Current Assets:			
Cash and Short Term Investments	2,094	1,542	35.8%
Account and Documents Receivable (net)	4,275	4,241	0.8%
Inventories and Other Assets	3,006	3,420	-12.1%
Total Current Assets	9,375	9,203	1.9%
Land held for development and real estate projects	3,933	4,540	-13.4%
Fixed Assets	12,913	14,108	-8.5%
Investments in shares of Subsidiaries Non Consolidated	290	209	38.9%
Other Assets	2,618	2,923	-10.4%
Total Assets	29,129	30,983	-6.0%
Liabilities			
Current Liabilities:			
Banks Loans	2,872	3,229	-11.1%
Suppliers	2,076	1,876	10.7%
Taxes to be paid	435	552	-21.2%
Other Liabilities	1,663	1,508	10.3%
Total Current Liabilities	7,045	7,165	-1.7%
Long-Term Debt	8,275	8,062	2.6%
Deferred taxes	876	1,987	-55.9%
Other	451	274	64.3%
Total Liabilities	16,647	17,488	-4.8%
Stockholders' Equity			
Capital Stock	18	18	0.0%
Paid-in Surplus	1,170	1,170	0.1%
Retained Earnings and Reserve for Repurchase of Shares	20,522	21,055	-2.5%
Cumulative effect of restatement, net	-13,033	-12,881	1.2%
Total Majority Interest	8,677	9,362	-7.3%
Minority Interest	3,805	4,133	-8.0%
Total Stockholders' Equity	12,482	13,495	-7.5%
Total Liabilities and Stockholders' Equity	29,129	30,983	-6.0%

	2Q02	1Q02	1H02	4Q01	3Q01	2Q01	1H01
Sales (US$)							
Consolidated	551	507	1,058	513	553	554	2,165
Autoparts Sector	243	238	481	235	247	250	985
Chemical Sector	187	154	341	160	187	190	720
Food Sector	94	91	184	95	97	94	373
Real Estate Sector	26	24	50	23	21	18	85
Exports (US$)							
Consolidated	265	228	493	215	252	264	980
Autoparts Sector	168	157	324	145	156	173	638
Chemical Sector	69	46	116	41	59	67	229
Food Sector	28	25	53	28	37	25	113
Operating Income (US$)							
Consolidated	48	39	87	40	46	48	176
Autoparts Sector	31	27	58	25	27	27	108
Chemical Sector	13	9	22	9	15	14	50
Food Sector	0	1	0	3	3	4	8
Real Estate Sector	6	3	9	6	2	4	15
Operating Margin							
Consolidated	8.7%	7.7%	8.2%	7.8%	8.3%	8.6%	8.1%
Autoparts Sector	12.9%	11.2%	12.0%	10.8%	10.7%	10.8%	11.0%
Chemical Sector	7.0%	5.6%	6.3%	5.7%	7.9%	7.4%	6.9%
Food Sector	-0.5%	0.8%	0.2%	2.8%	3.0%	4.4%	2.1%
Real Estate Sector	21.7%	14.1%	18.1%	24.8%	11.3%	22.5%	18.0%
EBITDA (US$)							
Consolidated	79	70	148	70	79	80	302
Autoparts Sector	48	44	92	43	45	46	180
Chemical Sector	21	16	37	16	23	23	82
Food Sector	4	6	10	7	7	8	26
Real Estate Sector	6	4	10	6	3	5	19

Exhibit 3

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **DESC** Quarter: **2** Year: **2002**

DESC, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**29,129,115**	**100**	**30,982,632**	**100**
2	**CURRENT ASSETS**	**9,375,377**	**32**	**9,202,519**	**30**
3	CASH AND SHORT-TERM INVESTMENTS	2,094,081	7	1,541,577	5
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	3,081,366	11	3,331,884	11
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,194,048	4	908,936	3
6	INVENTORIES	3,005,882	10	3,420,122	11
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	**4,222,318**	**14**	**4,748,656**	**15**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	289,712	1	208,602	1
11	OTHER INVESTMENTS	3,932,606	14	4,540,054	15
12	**PROPERTY, PLANT AND EQUIPMENT**	**12,913,360**	**44**	**14,108,389**	**46**
13	PROPERTY	6,797,426	23	7,019,348	23
14	MACHINERY AND INDUSTRIAL	15,172,137	52	15,384,823	50
15	OTHER EQUIPMENT	1,926,872	7	2,016,773	7
16	ACCUMULATED DEPRECIATION	11,775,708	40	11,196,738	36
17	CONSTRUCTION IN PROGRESS	792,633	3	884,183	3
18	**DEFERRED ASSETS (NET)**	**1,400,817**	**5**	**1,484,095**	**5**
19	**OTHER ASSETS**	**1,217,243**	**4**	**1,438,973**	**5**
20	**TOTAL LIABILITIES**	**16,647,138**	**100**	**17,487,684**	
21	**CURRENT LIABILITIES**	**6,079,027**	**37**	**7,164,887**	**41**
22	SUPPLIERS	2,075,507	12	1,875,527	11
23	BANK LOANS	1,905,905	11	3,229,328	18
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	434,617	3	551,888	3
26	OTHER CURRENT LIABILITIES	1,662,998	10	1,508,144	9
27	**LONG-TERM LIABILITIES**	**9,240,823**	**56**	**8,061,758**	**46**
28	BANK LOANS	7,111,472	43	5,927,591	34
29	STOCK MARKET LOANS	2,129,351	13	2,134,167	12
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**876,259**	**5**	**1,986,589**	**11**
32	**OTHER LIABILITIES**	**451,029**	**3**	**274,450**	**2**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**12,481,977**		**100 13,494,948**	
34	**MINORITY INTEREST**	**3,804,745**	**30**	**4,133,378**	**31**
35	**MAJORITY INTEREST**	**8,677,232**	**70**	**9,361,570**	**69**
36	**CONTRIBUTED**	**11,932,152**	**96**	**12,006,402**	**89**
37	PAID-IN CAPITAL STOCK (NOMINAL)	17,798	0	17,797	0
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	10,743,964	86	10,818,805	80
39	PREMIUM ON SALES OF SHARES	1,170,390	9	1,169,800	9
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(3,254,920)**	**(26)**	**(2,644,832)**	**(20)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	17,871,159	143	18,466,245	137
43	REPURCHASE FUND OF SHARES	907,079	7	907,079	7
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(21,904,086)	(175)	(22,471,443)	(167)
45	NET INCOME FOR THE YEAR	(129,072)	(1)	453,287	3

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **DESC** QUARTER: **2** YEAR: **2002**

DESC, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**2,094,081**	**100**	**1,541,577**	**100**
46	CASH	195,511	9	314,332	20
47	SHORT-TERM INVESTMENTS	1,898,570	91	1,227,245	80
18	**DEFERRED ASSETS (NET)**	**1,400,817**	**100**	**1,484,095**	
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	1,400,817	100	1,484,095	100
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**6,079,027**	**100**	**7,164,887**	
52	FOREING CURRENCY LIABILITIES	3,433,778	56	4,383,460	61
53	MEXICAN PESOS LIABILITIES	2,645,249	44	2,781,427	39
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0		0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0		0
56	CURRENT MATURITIES OF BONDS	0	0		0
26	**OTHER CURRENT LIABILITIES**	**1,662,998**		**100** **1,508,144**	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	1,662,998	100	1,508,144	100
27	**LONG-TERM LIABILITIES**	**9,240,823**	**100**	**8,061,758**	
59	FOREING CURRENCY LIABILITIES	5,782,785	63	5,927,591	74
60	MEXICAN PESOS LIABILITIES	3,458,038	37	2,134,167	26
29	**STOCK MARKET LOANS**	**2,129,351**	**100**	**2,134,167**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	2,129,351	100	2,134,167	100
30	**OTHER LOANS**	**0**	**100**	**0**	
63	OTHER LOANS WITH COST		0		0
64	OTHER LOANS WITHOUT COST		0		0
31	**DEFERRED LOANS**	**876,259**	**100**	**1,986,589**	
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	876,259	100	1,986,589	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**451,029**	**100**	**274,450**	
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	451,029	100	274,450	100
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(21,904,086)**		**100** **(22,471,443)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(21,904,086)	(100)	(22,471,443)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **DESC** QUARTER: 2 YEAR: 2002
DESC, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	3,296,350	2,037,632
73	PENSIONS FUND AND SENIORITY	651,808	648,920
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	8,053	8,596
76	WORKERS (*)	10,822	12,037
77	CIRCULATION SHARES (*)	1,369,079,376	1,368,998,270
78	REPURCHASED SHARES (*)	0	152,284,295

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **DESC** QUARTER: 2 YEAR 2002
DESC, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**9,927,400**	**100**	**10,968,376**	**100**
2	COST OF SALES	7,429,308	75	8,238,556	75
3	**GROSS INCOME**	**2,498,092**	**25**	**2,729,820**	**25**
4	OPERATING	1,682,787	17	1,840,765	17
5	**OPERATING**	**815,305**	**8**	**889,055**	**8**
6	TOTAL FINANCING	586,640	6	(167,943)	(2)
7	**INCOME AFTER FINANCING COST**	**228,665**	**2**	**1,056,998**	**10**
8	OTHER FINANCIAL OPERATIONS	81,449	1	166,829	2
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**147,216**	**1**	**890,169**	**8**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	141,672	1	293,173	3
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**5,544**	**0**	**596,996**	**5**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(26,494)	0	(25,679)	0
13	**CONSOLIDATED NET INCOME OF**	**(20,950)**	**0**	**571,317**	**5**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(20,950)**	**0**	**571,317**	**5**
16	EXTRAORDINARY ITEMS NET EXPENSES	46,560	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(67,510)**	**(1)**	**571,317**	**5**
19	NET INCOME OF MINORITY INTEREST	61,562	1	118,030	1
20	**NET INCOME OF MAJORITY INTEREST**	**(129,072)**	**(1)**	**453,287**	**4**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **DESC** QUARTER: **2** YEAR: **2002**

DESC, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**9,927,400**	**100**	**10,968,376**	**100**
21	DOMESTIC	5,306,757	53	5,893,889	54
22	FOREIGN	4,620,643	47	5,074,487	46
23	TRANSLATED INTO DOLLARS (***)	493,034	5	512,382	5
6	**TOTAL FINANCING COST**	**586,640**	**100**	**(167,943)**	**100**
24	INTEREST PAID	327,546	56	508,269	303
25	EXCHANGE LOSSES	413,301	70	(449,340)	(268)
26	INTEREST EARNED	31,282	5	80,326	48
27	EXCHANGE PROFITS	(57,526)	(10)	(47,332)	(28)
28	GAIN DUE TO MONETARY POSITION	(180,451)	(31)	(193,878)	(115)
8	**OTHER FINANCIAL OPERATIONS**	**81,449**	**100**	**166,829**	**100**
29	OTHER NET EXPENSES (INCOME) NET	81,449	100	166,829	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**141,672**		**100 293,173**	**100**
32	INCOME TAX	359,727	254	322,120	110
33	DEFERED INCOME TAX	(293,388)	(207)	(114,563)	(39)
34	WORKERS' PROFIT SHARING	75,333	53	85,616	29
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **DESC** QUARTER: 2 YEAR 2002
DESC, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	10,324,979	11,736,225
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	20,141,443	23,559,016
39	OPERATION INCOME (**)	1,638,729	1,895,787
40	NET INCOME OF MAYORITY INTEREST(**)	(539,916)	581,430
41	NET CONSOLIDATED INCOME (**)	(415,898)	876,999

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

STOCK EXCHANGE CODE: **DESC** QUARTER: 2 YEAR: 2002

DESC, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**(67,510)**	**571,317**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	577,895	632,497
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**510,385**	**1,203,814**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	69,495	846,361
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**579,880**	**2,050,175**
6	CASH FLOW FROM EXTERNAL FINANCING	786,235	(1,545,055)
7	CASH FLOW FROM INTERNAL FINANCING	(200,712)	(375,474)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**585,523**	**(1,920,529)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(478,427)**	**(168,036)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	686,976	(38,390)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,407,105	1,579,967
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	2,094,081	1,541,577

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **DESC**
DESC, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

CONSOLIDATED **FINANCIAL STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**577,895**	**632,497**
13	DEPRECIATION AND AMORTIZATION FOR THE	577,895	632,497
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS		0
15	+ (-) NET LOSS (PROFIT) IN MONEY		0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION		0
17	+ (-) OTHER ITEMS		0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**69,495**	**846,361**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	(612,512)	577,900
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	91,070	431,002
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	227,778	(87,357)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	325,801	(441,224)
22	+ (-) INCREASE (DECREASE) IN OTHER	37,358	366,040
6	**CASH FLOW FROM EXTERNAL FINANCING**	**786,235**	**(1,545,055)**
23	+ SHORT-TERM BANK AND STOCK MARKET	(281,224)	(670,333)
24	+ LONG-TERM BANK AND STOCK MARKET	1,067,459	(874,722)
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(200,712)**	**(375,474)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	0
31	(-) DIVIDENS PAID	(200,712)	(375,474)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(478,427)**	**(168,036)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	14,016	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(314,866)	(194,937)
36	(-) INCREASE IN CONSTRUCTIONS IN	(177,577)	(262,406)
37	+ SALE OF OTHER PERMANENT	0	289,307
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: DESC
DESC, S.A. DE C.V.

QUARTER: 2 2002

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	(0.68) %	5.21 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(6.22) %	6.21 %
3	NET INCOME TO TOTAL ASSETS (**)	(1.43) %	2.83 %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(267.30) %	33.94 %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.69 times	0.76 times
7	NET SALES TO FIXED ASSETS (**)	1.56 times	1.67 times
8	INVENTORIES ROTATION (**)	4.99 times	4.93 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	49 days	48 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00 %	0.00 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	57.15 %	56.44 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.33 times	1.30 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	55.36 %	58.96 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	71.56 %	57.14 %
15	OPERATING INCOME TO INTEREST PAID	2.49 times	1.75 times
16	NET SALES TO TOTAL LIABILITIES (**)	1.21 times	1.35 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.54 times	1.28 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.05 times	0.81 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.56 times	0.53 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	34.45 %	21.52 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	5.14 %	10.98 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	0.70 %	7.72 %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.77 times	4.03 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	134.28 %	80.45 %
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	(34.28) %	19.55 %
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	65.81 %	116.01

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **DESC** QUARTER: **2** YEAR: **2002**

DESC, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.42
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.00	$ 0.00
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 6.34	$ 6.84
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.00 times	0.61 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	0.00 times	9.78 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
Final Printing

Annex I has been filed herewith as Exhibit 2 to the Registrant's July 2002 6-K.

SIGNIFICANT ACCOUNTING POLICIES:

The accounting policies followed by the Company are in accordance with the accounting principles generally accepted in Mexico, which require management to make certain estimates and use certain assumptions to determine the valuation of some of the balances included in the financial statements and to make the disclosures required to be included therein. Although the actual results may differ from those estimates, management believes that the estimates and assumptions used were appropriate in the circumstances.

The significant accounting policies followed by the companies are as follows:

Changes in accounting policies-

Adoption of new Bulletin D-4-

The Company adopted the provisions of new Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing". The provision for employee profit sharing of the subsidiaries was not modified because the company does not have any item which generated a liability or future benefit. These adoption of this bulletin has no effect on the cash flow of the company.

Recording of the effect from tax consolidation-

As a result of the adoption of Bulletin D-4 mentioned above the Company changed its method for recording the effect from tax consolidation. Until 1999, it was recorded in the year in which the corresponding annual consolidated tax return was filed. Beginning in 2000, this benefit is recorded in the results of the year in which the benefit is generated.

Recognition of the effects of inflation-

The Company and its subsidiaries follow the accounting policies established in Bulletin B-10 and its amendments and, accordingly, the financial statements have been restated in terms of the purchasing power of the Mexican peso.

Basis of consolidation-

The consolidated financial statements include those subsidiaries in which the Company has stock and administrative control. All significant intercompany transactions and balances have been eliminated.

The financial statements of foreign subsidiaries whose operations are not an integral part of the Mexican companies are restated using the inflation index of the corresponding country and are translated at the exchange rate at yearend. The financial statements of foreign subsidiaries whose operations are an integral part of the Mexican companies are translated at the exchange rate at yearend or as of the translation date,

based on whether the items are monetary or nonmonetary, and are restated using factors derived from the National Consumer Price Index (NCPI).

The participation in net income and changes in equity or consolidation of those subsidiaries that were acquired or sold during the periods has been included in the financial statements since or up to the date on which the transactions took place and were restated in terms of the purchasing power of the Mexican peso.

Cash equivalents-

Investments in marketable securities consist mainly of acceptances, bank promissory notes, and paper issued by the Mexican and United States governments, at market (cost plus accrued interest).

Inventories and cost of sales-

Inventories are originally recorded at their acquisition or manufacturing cost and restated to the lower of their net replacement cost without exceeding their net realizable value. Substantially, all subsidiaries compute cost of sales using the replacement cost at the time of sale.

Real estate assets available for sale-

Following the Company's strategy, DINE begun a process of disinvestment and the sale of certain real estate projects. Among those up for sale are Centro Comercial Santa Fe and the Four Seasons Hotel in Punta Mita. The Four Seasons Hotel in Punta Mita was sold at the end of February 2001 and The Centro Comercial Santa Fe was sold in September 2001.

Land held for development and real estate projects-

Undeveloped land represents territorial reserves which, together with developed land and ongoing and completed projects, are considered as inventories, since they are held for sale. They are recorded at acquisition, development and construction costs, and restated in U.S. dollars based on the NCPI of the United States and the market exchange rate, with the purpose of showing values in accordance with the current situation of the real estate market.

During 1998, the Company capitalized the comprehensive financial result on debt used to finance real estate projects in progress in addition to their construction and development costs.

Investment in shares-

The investment in shares is recorded under the equity method.

Property, plant and equipment-

(1) THIS FORM MUST BE SIGNED BY THE COMPANY'S GENERAL DIRECTOR OR FINANCE DIRECTOR, WITH THE EXPLANATION THAT THE FINANCIAL LIMITATIONS AGREED WERE MET. IN THE CASE OF FAILING TO FULFILL SOME OF THE LIMITATIONS, INDICATE THOSE LIMITATIONS AND A REGULATION PROGRAM SHOWING HOW THEY ARE GOING TO BE SATISFIED.
THIS FORM SHOULD ALSO BE PRESENTED ATTACHED TO THE DICTAMINATED FINANCIAL STATEMENTS, SIGNED BY THE CORRESPONDING EXTERNAL AUDITORS.

Property, plant and equipment are originally recorded at their cost of acquisition and/or construction and restated following the accounting policies established in Bulletin B-10 and its amendments, using the following methods.

The methods used to restate the fixed assets were the NCPI for assets of domestic origin and the specific indexation for assets of foreign origin, which were restated by applying to their cost in foreign currency the slippage of the Mexican pesos plus the inflation of their country of origin, not exceeding their net realizable value.

The companies follow the practice of capitalizing the comprehensive financial result on debt used to finance construction in progress and the installation of equipment, until the equipment is ready for production.

Depreciation of property, plant and equipment is calculated using the straight-line method applied to month-end balances based on the utilization of the assets and the estimated remaining useful lives.

Impairment of fixed assets-

The amounts shown in the accompanying statement of income correspond basically to the reduction in value of property and equipment of some productive facilities in the food and autoparts businesses, in order to reflect their current realizable value.

Goodwill-

The goodwill resulting from acquisitions made in excess of book value is amortized over the period in which the benefits from the investment will be generated.

Income taxes and employee profit sharing-

As of January 1, 2000, the Company and its subsidiaries recognize by means of the liability method the future effects of income taxes related to the cumulative temporary differences between book and taxable income. For employee profit sharing purposes they recognize only those items that will materialize in the short term. Up to 1999, deferred taxes were recognized on the significant nonrecurring temporary differences, whose turnaround period could be determined and which were not expected to be replaced by items of a similar nature and amount.

Based on the authorization granted by the Ministry of Finance, the Company prepares its income and asset tax returns on a consolidated basis, including all subsidiaries which comply with the characteristics established for controlled companies.

Employee severance benefits-

Under Mexican labor law, the subsidiaries with employees are liable for separation payments to employees terminating under certain circumstances. The indemnity payments are charged to results in the period in which they are made.

The liabilities for seniority premiums, pensions and retirement payments are recorded through annual contributions to irrevocable trust funds, calculated using actuarial calculations based on the projected-unit credit method, using real interest rates.

The liability being accrued at present value will cover the obligation from benefits projected to the estimated retirement date of the Company's employees.

Shareholders' equity restatement-

Capital stock and retained earnings are restated by applying the NCPI to the original contributions of capital and the earnings obtained. The restatement represents the amount necessary to maintain shareholders' equity in terms of the purchasing power of the amounts originally invested or retained.

The cumulative effect of restatement represents the gain or loss from holding nonmonetary assets, which is the amount by which nonmonetary assets change in value as compared to the NCPI.

Revenues and expenses restatement-

Revenues and expenses associated with a monetary item are restated from the month in which they arise through yearend, based on factors derived from the NCPI. Costs of sale and depreciation charged in results, are restated through yearend, as a function of the restatement of the nonmonetary asset which is being consumed or sold.

Comprehensive financial result-

This represents the net effect of interest earned and incurred, exchange gains and losses and the gain or loss from monetary position, which is the result of maintaining monetary assets and liabilities whose real purchasing power is modified by the effects of inflation.
Foreign currency transactions are recorded at the exchange rate effective at the time the transactions are carried out and foreign currency denominated assets and liabilities are adjusted to the exchange rate effective at yearend.

Earnings per share-

The Company determined its earnings per share based on the net majority income and the average number of shares outstanding during the years.

Comprehensive income (loss)-

Comprehensive income (loss) is comprised of the net income for the period plus any gains or losses that according to specific regulations are presented directly in shareholders' equity, such as the gain or loss from holding nonmonetary assets.

STOCK EXCHANGE CODE: QUARTER: YEAR:
DESC, S.A. DE C.V.

FINANCIAL STATEMENT NOTES (1)

ANNEX 2 **CONSOLIDATED**
Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **DESC** QUARTER: **2** YEAR: **2002**
DESC, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

	COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos) \CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES						
1	BOSQUES DE LAS LOMAS, S.A. DE C.V.	(Real Estate Sector) SECTOR INMOBILIARIO	43,189,000	100.00	146,169	146,169
2	CLUB ECUESTRE CHILUCA, S.A. DE C.V.	(Real Estate Sector) SECTOR INMOBILIARIO	15,274,170	78.00	417,164	417,164
3	PROMOCIONES BOSQUES, S.A. DE C.V.	(Real Estate Sector) SECTOR INMOBILIARIO	82,212,000	100.00	393,078	393,078
4	CORPORATIVO DINE, S.A. DE C.V	(Real Estate Sector) SECTOR INMOBILIARIO	238,390,000	100.00	80,454	80,454
5	HOLDING DICOMEX, S.A. DE C.V	(Real Estate Sector) SECTOR INMOBILIARIO	141,740,000	50.00	71,266	71,266
6	PROMOTORA INMOBILIARIA HIDALGUENSE, S.A DE C.V.	(Real Estate Sector) SECTOR INMOBILIARIO	12,876,272	59.31	11,709	11,709
7	TURISTICA AKKO, S.A. DE C.V.	(Real Estate Sector) SECTOR INMOBILIARIO	10,000	100.00	(1,401)	(1,401)
8	BOSQUES DE SANTA FE, S.A. DE C.V.	(Real Estate Sector) SECTOR INMOBILIARIO	50	98.00	(42,073)	(42,073)
9	CAÑA DE SANTA FE, S.A DE C.V.	(Real Estate Sector) SECTOR INMOBILIARIO	278,000,000	73.00	756,413	756,413
10	INMOBILIARIA DINE, S.A. DE C.V.	(Real Estate Sector) SECTOR INMOBILIARIO	10,010,200	100.00	54,794	54,794
11	CANTILES DE MITA	(Real Estate Sector) SECTOR INMOBILIARIO	54,326,326	95.90	1,212,612	1,212,612
12	CLUB DE GOLF PUNTA MITA, S.A. DE C.V.	(Real Estate Sector) SECTOR INMOBILIARIO	12,410,869	87.69	149,458	149,458
13	RESORT CLUB PUNTA MITA, S.A. DE C..V	(Real Estate Sector) SECTOR INMOBILIARIO	50,000	100.00	6,844	6,844
14	UNIK, S.A. DE C.V.	(Auto parts Sector) SECTOR AUTOPARTES	700,968,215	100.00	3,688,274	3,688,274
15	CORFUERTE, S.A. DE C.V.	(Food Sector) SECTOR ALIMENTOS	643,205,800	77.30	512,847	512,847
16	AGROKEN, S.A. DE C.V.	(Food Sector) SECTOR ALIMENTOS	366,460,475	100.00	736,802	736,802
17	AUTHENTIC SPECIALITY FOODS	Food Sector SECTOR ALIMENTOS	291,101	81.31	989,929	989,929
18	AGROBIOS CORPORATIVO	(food Sector) SECTOR ALIMENTOS	550,000	99.99	34,540	34,540
19	CID CENTRO DE INVESTIGACION Y DESARROLLO (Chemical Sector)	SECTOR QUIMICO	190,386,900	100.00	17,571	17,571
20	DIRECCION IRSA, S.A. DE C.V.	(Chemical Sector) SECTOR QUIMICO	4,201,745	100.00	1,435	1,435
21	FENOQUIMIA, S.A. DE C.V.	(Chemical Sector) SECTOR QUIMICO	4,998,994	100.00	(193,605)	(193,605)
22	FORESTACIONES OPERATIVAS DE MEXICO, S.A.	SECTOR QUIMICO (Chemical Sector)	31,440	100.00	27,652	27,652
23	GIRSA CORPORATIVO, S.A. DE C.V.	(Chemical Sector) SECTOR QUIMICO	5,509,998	100.00	11,614	11,614
24	GIRSA INMOBILIARIA, S.A. DE C.V.	(Chemical Sector) SECTOR QUIMICO	615,124,720	100.00	705,101	705,101
25	H2ORIZONTES, S.A. DE C.V.	(Chemical Sector) SECTOR QUIMICO	49,950	100.00	(2,867)	(2,867)
26	PRODUCTOS DE CONSUMO RESISTOL, S.A. DE C.V.	SECTOR QUIMICO (Chemical Sector)	691,180,902	100.00	51,077	51,077
27	QUIMIR, S.A. DE C.V.	(Chemical Sector) SECTOR QUIMICO	1,930,986	100.00	52,692	52,692
28	RESIRENE, S.A. DE C.V.	SECTOR QUIMICO (Chemical Sector)	236,058,979	100.00	191,715	191,715

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **DESC** QUARTER: **2** YEAR: **2002**
DESC, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

PAGE 2
CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
29 SERVICIOS FORESTACIONES DE MEXICO, S.A. DE C.V.	SECTOR QUIMICO (Chemical Sector)	218	100.00	204	204
30 TECNO INDUSTRIA RF, S.A. DE C.V.	SECTOR QUIMICO (Chemical Sector)	10,673,496	100.00	49,396	49,396
31 REXEL, S.A. DE C.V.	SECTOR QUIMICO (Chemical Sector)	1,000,997	100.00	125,284	125,284
32 INDUSTRIAS NEGROMEX, S.A. DE C.V.	SECTOR QUIMICO (Chemical Sector)	410,044,831	100.00	608,298	608,298
33 DYNASOL ELASTOMEROS, S.A. (ESPAÑA)	SECTOR QUIMICO (Chemical Sector)	1	50.00	371,696	371,696
34 DYNASOL GESTION, S.A.	SECTOR QUIMICO (Chemical Sector)	1	50.00	1,075	1,075
35 DYNASOL, L.L.C.	SECTOR QUIMICO (Chemical Sector)	1	50.00	8,979	8,979
36 PARATEC ELASTOMEROS L.L.C.	SECTOR QUIMICO (Chemical Sector)	1	51.00	25,091	25,091
37 PIASTIGLAS DE MEXICO, S.A. DE C.V.	SECTOR QUIMICO (Chemical Sector)	200,778,189	95.00	71,263	71,263
38 PARATEC, S.A. de C.V.	SECTOR QUIMICO (Chemical Sector)	73,960	51.00	46,593	46,593
39 AEROPYCSA, S.A. DE C.V.	EMP. DE SERVS (Service Companies)	648,309,280	100.00	114,557	114,557
40 CORPORATIVO ARCOS	EMP. DE SERVS	260,524,996	100.00	57,054	57,054
41 PROMOCION Y CONTROL, S.A. DE C.V.	EMP. DE SERVS	1,254,000	100.00	34,977	34,977
42 BIG SOFT	EMP. DE SERVS	1,449,999	100.00	8,226	8,226
43 PACIFIC INTERNATIONAL AIRWAYS, S.A. DE C.V.	EMP. DE SERVS	244,498	100.00	2,756	2,756
44 SERCOR	EMP. DE SERVS	449	100.00	1,386	1,386
TOTAL INVESTMENT IN SUBSIDIARIES				**11,608,099**	**11,608,099**
ASSOCIATEDS					
1 OTRAS (Other)	SERVICIOS (Services)	1	0.00	1	289,712
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**1**	**289,712**
OTHER PERMANENT INVESTMENTS					**3,932,606**
TOTAL					**15,830,417**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **DESC** QUARTER: 2 YEAR: 2002
DESC, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4 **CONSOLIDATED**
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	1,864,270	343,890	1,520,380	3,770,078	1,821,097	3,469,361
MACHINERY	6,179,712	2,919,995	3,259,717	8,992,425	5,553,197	6,698,945
TRANSPORT EQUIPMENT	200,860	117,259	83,601	72,879	26,461	130,019
OFFICE EQUIPMENT	106,041	59,542	46,499	76,623	48,086	75,036
COMPUTER EQUIPMENT	309,518	267,666	41,852	78,859	63,458	57,253
OTHER	337,276	141,433	195,843	744,816	413,624	527,035
DEPRECIABLES TOTAL	**8,997,677**	**3,849,785**	**5,147,892**	**13,735,680**	**7,925,923**	**10,957,649**
NOT DEPRECIATION ASSETS						
GROUNDS	256,082	0	256,082	906,996	0	1,163,078
CONSTRUCTIONS IN PROCESS	792,633	0	792,633	0	0	792,633
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**1,048,715**	**0**	**1,048,715**	**906,996**	**0**	**1,955,711**
TOTAL	**10,046,392**	**3,849,785**	**6,196,607**	**14,642,676**	**7,925,923**	**12,913,360**

STOCK EXCHANGE CODE: **DESC** QUARTER: **2** YEAR: **2002**
DESC, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

NOTES

STOCK EXCHANGE CODE: **DESC**
DESC, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 2 YEAR: 2002

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
WITH WARRANTY																
J.P. MORGAN	15/10/2007	8.75	0	0	0	0	0	0	0	0	0	0	0	0	0	772,547
OTHER FINANCIAL ENTITIES																
IFC	15/02/2004	4.15	0	0	0	0	0	0	0	0	0	29,250	87,750	0	0	0
IFC	15/02/2003	4.03	0	0	0	0	0	0	0	0	0	97,500	0	0	0	0
IFC	15/02/2006	4.15	0	0	0	0	0	0	0	0	0	6,964	13,928	13,928	13,928	6,965
IFC	15/09/2009	8.48	0	0	0	0	0	0	0	0	0	0	146,250	146,250	146,250	585,000
DEG	28/12/2006	4.13	0	0	0	1,968	3,934	4,044	2,041	2,041	0	0	0	0	0	0
CITIBANK, N.A. (SINDICADO)	06/12/2007	3.41	0	0	0	0	0	0	0	0	0	0	73,125	237,656	164,531	109,688
DEUTSCHE BANK (SINDICADO	06/12/2007	3.41	0	0	0	0	0	0	0	0	0	0	56,062	141,985	85,922	57,281
JPMORGAN CHASE BANK (SINDI	06/12/2007	3.41	0	0	0	0	0	0	0	0	0	0	56,062	141,985	85,922	57,281
BANCO NAL.DE COMERCIO EXTERI	06/12/2007	3.41	0	0	0	0	0	0	0	0	0	0	0	109,687	109,688	73,125
COMERICA BANK (SINDICADO)	06/12/2007	3.41	0	0	0	0	0	0	0	0	0	0	48,750	121,875	73,125	48,750
EXPORT DEVELOPMENT CANADA (	06/12/2007	3.41	0	0	0	0	0	0	0	0	0	0	32,516	81,254	48,738	32,492
TORONTO-DOMINION BANK (SIN	06/12/2007	3.41	0	0	0	0	0	0	0	0	0	0	0	73,125	73,125	48,750
BBVA BANCOMER (SINDICADO)	06/12/2007	3.41	0	0	0	0	0	0	0	0	0	0	12,187	21,328	9,141	6,094
CREDIT LYONNAIS (SINDICADO	06/12/2005	3.66	0	0	0	0	0	0	0	0	0	0	48,750	48,750	0	0
CREDIT SUISSE FIRST BOSTON	06/12/2005	3.66	0	0	0	0	0	0	0	0	0	0	48,750	48,750	0	0
HSBC BANK (SINDICADO)	06/12/2005	3.66	0	0	0	0	0	0	0	0	0	0	48,750	48,750	0	0
BAYERISCHE HYPO-UND VEREINSB	06/12/2005	3.66	0	0	0	0	0	0	0	0	0	0	48,750	48,750	0	0
BBVA BANCOMER (SINDICADO)	26/06/2007	9.98	0	355,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCO SANTANDER MEXICANO (SI	26/06/2007	9.98	0	355,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCO INVEX (SINDICADO)	26/06/2007	9.98	0	200,000	0	0	0	0	0	0	0	0	0	0	0	0
COMERICA BANK MEXICO (SINDIC	26/06/2007	9.98	0	100,000	0	0	0	0	0	0	0	0	0	0	0	0
IXE BANCO (SINDICADO)	26/06/2007	9.98	0	40,000	0	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: **DESC**
DESC, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 2 YEAR: 2002

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
BANCO MERCANTIL DEL NORTE (S	26/06/2007	9.98	0	250,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	07/12/2002	2.62	0	0	195,000	0	0	0	0	0	0	0	0	0	0	0
INBURSA	07/12/2002	4.30	0	0	107,250	0	0	0	0	0	0	0	0	0	0	0
BANAMEX-CITIBANK	14/11/2002	3.74	0	0	0	0	0	0	0	0	341,250	0	0	0	0	0
INBURSA	12/01/2003	4.25	0	0	0	0	214,500	0	0	0	0	0	0	0	0	0
INBURSA	12/01/2003	3.75	0	0	0	0	146,250	0	0	0	0	0	0	0	0	0
INBURSA	12/01/2003	3.75	0	0	0	0	97,500	0	0	0	0	0	0	0	0	0
INBURSA	12/01/2004	3.75	0	0	0	0	0	414,375	0	0	0	0	0	0	0	0
INBURSA	12/01/2004	3.75	0	0	0	0	0	63,375	0	0	0	0	0	0	0	0
SANTANDER	31/01/2007	9.91	1,211	4,562	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	31/01/2007	9.91	2,040	7,658	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	31/01/2007	7.59	1,040	3,712	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	16/05/2008	8.23	0	12,755	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	08/12/2002	3.35	0	0	7,313	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	08/12/2002	3.35	0	0	13,016	0	0	0	0	0	0	0	0	0	0	0
I N G	03/03/2003	3.09	0	0	0	0	0	0	0	0	81,250	81,250	0	0	0	0
CALIFORNIA COMMERCE BANK	08/02/2003	2.75	0	0	0	0	0	0	0	0	0	0	87,750	0	0	0
CALIFORNIA COMMERCE BANK	31/12/2010	8.40	0	0	0	0	0	0	0	0	0	6,523	5,642	5,120	5,642	40,833
CALIFORNIA COMMERCE BANK	10/05/2002	4.00	0	0	0	0	0	0	0	0	37,050	0	0	0	0	0
INBURSA	07/05/2002	4.25	0	0	0	0	0	0	0	0	87,750	0	0	0	0	0
BANKBOSTON	21/08/2002	2.94	0	0	0	0	0	0	0	0	29,250	0	0	0	0	0
BBVA	13/08/2002	3.09	0	0	0	0	0	0	0	0	43,875	0	0	0	0	0
BBVA	17/09/2002	2.83	0	0	0	0	0	0	0	0	97,500	0	0	0	0	0
BBVA	13/08/2002	3.09	0	0	0	0	0	0	0	0	45,825	0	0	0	0	0
BBVA	21/08/2002	3.09	0	0	0	0	0	0	0	0	24,375	0	0	0	0	0
BBVA	17/09/2002	2.83	0	0	0	0	0	0	0	0	97,500	0	0	0	0	0
CITIBANK	25/09/2002	4.19	0	0	0	0	0	0	0	0	7,137	0	0	0	0	0
CITIBANK	25/03/2003	4.19	0	0	0	0	0	0	0	0	7,137	7,137	0	0	0	0

STOCK EXCHANGE CODE: **DESC**
DESC, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) — Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) — Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
CITIBANK	25/03/2003	4.39	0	0	0	0	0	0	0	0	7,311	7,311	0	0	0	0
CITIBANK	14/08/2003	3.55	0	0	0	0	0	0	0	0	5,958	7,149	7,149	0	0	0
CITIBANK	16/06/2003	2.87	0	0	0	0	0	0	0	0	0	115,050	0	0	0	0
CITIBANK	17/01/2003	3.14	0	0	0	0	0	0	0	0	0	48,750	0	0	0	0
CITIBANK	25/10/2002	2.94	0	0	0	0	0	0	0	0	13,163	0	0	0	0	0
CITIBANK	16/12/2002	3.07	0	0	0	0	0	0	0	0	14,625	0	0	0	0	0
CITIBANK	25/10/2002	2.94	0	0	0	0	0	0	0	0	28,275	0	0	0	0	0
CITIBANK	13/06/2003	2.88	0	0	0	0	0	0	0	0	0	48,750	0	0	0	0
COMERICA	20/03/2004	3.28	0	0	0	0	0	0	0	0	4,875	4,875	4,875	4,875	0	0
COMERICA	21/12/2003	2.93	0	0	0	0	0	0	0	0	0	0	58,500	0	0	0
COMERICA	30/08/2003	7.75	0	0	0	0	0	0	0	0	136	190	0	0	0	0
COMERICA	28/02/2004	7.75	0	0	0	0	0	0	0	0	172	133	293	0	0	0
COMERICA	09/11/2002	3.60	0	0	0	0	0	0	0	0	6,581	0	0	0	0	0
COMERICA	09/11/2002	3.60	0	0	0	0	0	0	0	0	8,653	0	0	0	0	0
JP MORGAN	12/06/2002	6.50	0	0	0	0	0	0	0	0	42,604	0	0	0	0	0
JP MORGAN	03/11/2003	7.34	0	0	0	0	0	0	0	0	41,205	42,778	0	0	0	0
TOTAL BANKS			**4,291**	**1,328,687**	**322,579**	**1,968**	**462,184**	**481,794**	**2,041**	**2,041**	**1,073,457**	**503,610**	**885,839**	**1,294,068**	**816,012**	**1,838,806**
LISTED IN THE MEXICAN STOCK EXCHANGE																
UNSECURED DEBT																
UDIBONOS	13/07/2007	9.00	0	1,013,725	0	0	0	0	0	0	0	0	0	0	0	0
UDIBONOS	21/10/2006	8.20	0	1,115,626	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			**0**	**2,129,351**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
PROVEEDORES																
VARIOS			998,147	0	0	0	0	0	0	0	0	1,077,360	0	0	0	0
TOTAL SUPPLIERS			**998,147**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**1,077,360**	**0**	**0**	**0**	**0**

STOCK EXCHANGE CODE: **DESC**
DESC, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits In Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
VARIOS (Various)			1,208,194	0	0	0	0	0	0	0	0	454,804	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**1,208,194**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**454,804**	**0**	**0**	**0**	**0**
			2,210,632	**3,458,038**	**322,579**	**1,968**	**462,184**	**481,794**	**2,041**	**2,041**	**1,073,457**	**2,035,774**	**885,839**	**1,294,068**	**816,012**	**1,838,806**

NOTES

(50)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **DESC** QUARTER: **2** YEAR: **2002**

DESC, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	493,034	4,620,143	0	0	4,620,143
OTHER	3,330	31,179	0	0	31,179
TOTAL	**496,364**	**4,651,322**			**4,651,322**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	225,963	2,106,187	0	0	2,106,187
INVESTMENTS	8,445	79,606	0	0	79,606
OTHER	36,078	340,364	0	0	340,364
TOTAL	**270,486**	**2,526,157**			**2,526,157**
NET BALANCE	**225,878**	**2,125,165**			**2,125,165**
FOREING MONETARY POSITION					
TOTAL ASSETS	**318,171**	**3,102,167**	0	0	**3,102,167**
LIABILITIES POSITION	**945,290**	**9,216,577**			**9,216,577**
SHORT TERM LIABILITIES POSITION	451,267	4,399,853	0	0	4,399,853
LONG TERM LIABILITIES POSITION	494,023	4,816,724	0	0	4,816,724
NET BALANCE	**(627,119)**	**(6,114,410)**			**(6,114,410)**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**DESC** QUARTER: **2** YEAR: **2002**
DESC, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	6,547,549	15,496,640	(8,949,091)	0.92	82,332
FEBRUARY	5,870,367	15,568,071	(9,697,703)	0.00	(5,818)
MARCH	6,161,504	15,906,306	(9,744,802)	0.51	49,698
APRIL	6,554,529	15,787,368	(9,232,839)	0.55	50,781
MAY	6,264,601	15,742,248	(9,477,647)	0.20	18,955
JUNE	6,320,793	16,310,647	(9,989,854)	0.49	48,950
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	(64,447)
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					180,451

NOTES

STOCK EXCHANGE CODE: **DESC** QUARTER: **2** YEAR: **2002**
DESC, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8 **CONSOLIDATED**
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

English translation of notes:

(1) Interest Coverage.
The result obtained from dividing the sum of (i) the consolidated operating profit plus depreciation and amortization during the immediately prior 4 full fiscal quarters by (ii) consolidated financial expense during such period, shall not be less than 2.75 times.

(2) Capitalization.
The result obtained from dividing, (i) total debt with cost minus cash plus fifty million dollars, by (ii) net assets plus total debt with cost minus cash plus fifty million dollars, shall not be greater than 0.50 times.

(3) Leverage Ratio.
The result obtained from dividing (i) total debt with cost minus cash plus fifty million dollars, by (ii) the sum of the consolidated operating profit plus depreciation and amortization during the immediately prior 4 full fiscal quarters, shall not exceed 3.50 times.

ACTUAL SITUATION OF FINANCIAL LIMITEC

(Interest Coverage)
(1) COBERTURA DE INTERESES = 3.68
(Capitalization)
(2) CAPITALIZACIÓN = 0.43
(Leverage Ratio)
(3) ÍNDICE DE APALANCAMIENTO = 3.38

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **DESC**
DESC, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE:DESC QUATER:2 YEAR: 2002

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION %
PISTONES MORESA, S.A. DE C.V.	PISTONS (PIECES)	11,800	52%
MORESTANA, S.A. DE C.V.	TAPPETS (PIECES)	12,900	61%
PISTONES MORESA, S.A. DE C.V.	PISTON PINS (PIECES)	23,500	48%
ENGRANES CONICOS, S.A. DE C.V.	GEARS (SETS)	820	74%
PRODUCTOS ESTAMPADOS DE MEXICO, S.A.	PICK-UP BOXES (PIECES)	330	50%
VELCON, S.A. DE C.V.	CONSTANT VELOCITY JOINTS (PIECES	1,920	84%
TRANSMISIONES TSP, S.A DE C.V.	TRANSMISSIONS (TRANS.)	71	24%
TREMEC, S.A. DE C.V.	TRANSMISSIONS (TRANS.)	400	70%
CARDANES, S.A. DE C.V.	PROPELLER SHAFTS (PIECES)	742	75%
HAYES WHEELS CHIHUAHUA, S.A. DE C.V.	ALUMINUM WHEELS (PIECES)	800	40%
HAYES WHEELS ACERO, S.A. DE C.V.	STEEL WHEELS (PIECES)	6,100	53%
AUTOMETALES, S.A. DE .CV.	IRON FOUNDRY (TONS.)	20	37%
TF VICTOR, S.A. DE C.V.	GASKETS, SEALS, MOTOR PARTS (PIE	20,000	50%
FORJAS SPICER, S.A. DE C.V.	PRECISION FORGES (TONS.)	34	52%
VEHYCO	PISTONS (PIECES)	1,200	76%
COATZACOALCOS, VER.	POLYSTYRENE (TONS)	75,000	99%
XOCOHTZINGO,TLAX.	POLYSTYRENE (TONS)	65,000	75%
ALTAMIRA, TAMPS. (Dynasol)	SYNTHETIC RUBBER (TONS)	84,500	100%
ALTAMIRA, TAMPS. (INSA)	SYNTHETIC RUBBER (TONS)	96,000	81%
ALTAMIRA, TAMPS. (PARATEC)	SYNTHETIC RUBBER (TONS)	40,000	69%
COATZACOALCOS, VER.	PHOSPHATE (TONS)	100,000	99%
TULTITLAN, EDO. MEX.	PHOSPHATE (TONS)	86,000	51%
LECHERIA, EDO. MEX.	PHOSPHATE (TONS)	40,000	9%
ALTAMIRA, TAMPS.	CARBON BLACK (TONS)	120,000	55%
COSOLEACAQUE, VER.	METHYL METHACRYLATE (TONS)	20,000	80%
OCOYOACAC, EDO. MEX.	ACRYLC SHEET	7,855	100%
SAN LUIS POTOSI. S.L.P.	ACRYLC SHEET	4,806	100%
SALAMANCA, GTO.	WATERPROOFING SEALANTS (TONS)	112,000	37%
SALAMANCA, GTO.	WATERPROOFING SEALANTS (TONS)	9,000	100%
SALAMANCA, GTO.	ADHESIVES (TONS)	13,200	63%
SALAMANCA, GTO.	MIP (ROLL'S)	10,800	63%
VALLEJO, D.F.	ADHESIVES (TONS)	16,000	53%
LERMA, EDO. MEX.	ADHESIVES (TONS)	4,080	52%
QUERETARO, QRO.	NATURAL PIGMENTS	72.0 MLLS GMS.	42%
LECHERIA, EDO. MEX.	EMULSIONS (TONS)	6	77%
LERMA, EDO. MEX.	MELAMINE LAMINATES (TONS)	6	63%
ZITACUARO, MICH.	PARTICLE BOARD (MILLONES DE M2)	14	97%
LECHERIA, EDO. MEX.	ORTHOPHOSPHATE (TONS)	119,000	29%

NOTES:

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:DESC QUATER:2 YEAR: 2002

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION %
SOUTH EAST	ALIMENT FOOD (ton/month)	27,600	98%
LOWLAND	ALIMENT FOOD (ton/month)	20,000	38%
SOUTH EAST	FARM (thousands)	35	100%
LOWLAND	FARM (thousands)	14	100%
MÉRIDA	SLAUGHTER HOUSE	222	100%
CANCUN	SLAUGHTER HOUSE	27	80%
PENJAMO	SLAUGHTER HOUSE	111	80%
IRAPUATO	SLAUGHTER HOUSE	240	0%
SANTA ROSA	TOMATO PRODUCTS (boxes)	2,400	0%
MAZATLAN, SINALOA	TUNA (thousands boxes)	2,500	0%

ROSEMEAD, CALIFORNIA	SALSA & CANNED VEGETABLES (thous	4,225	47%

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE:DESC QUARTER: 2 YEAR: 2002

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION %
LAMINATE	HYLSA, S. A. DE C.V.	STEEL	MC STEEL	NO	
STEEL	INDUSTRIAS CH, S. A.	STEEL	MITSUBISHI	YES	
ALUMINUM	NACOBRE	LAMINATE	NISHO OWAI	NO	
COLOR PAINTS	P.P.G. INDUSTRIAS DE MEXICO , S.	STEEL	TOTH INDUSTRIES	NO	
LAMINATE	AHMSA	AUTOMOTIVE PARTS	DANA CO.	NO	
COLOR PAINTS	DUPONT DE MEXICO	FORGE	GSB FORJA	NO	
RODAMIENTOS	KOYO DE MEXICO	LAMINATE	DAEWOO CORP.	NO	
RODAMIENTOS	TIMKEM	ALUMINUM	REYNOLDS METAL	YES	
LAMINATE	GENERAL MOTORS	RODAMIENTOS	THE TIMKEN CO.	NO	
		FORGE	THYSSEN PRECISION FORGE	NO	
STYRENE	PEMEX	STYRENE	STERLING, MITSUI		
		BUTADIEN	Shell, Enichem , British Petroleum, Equistar, Sabic, Repsol Quimica, DSM		
METHANOL	PEMEX	METHANOL	CELANESE		
TOLUEN	PEMEX				
CONVERTION OIL	PEMEX	ACETOCYANOHIDRINE	BRITISH PETROLEUM		
NATURAL GAS	PEMEX				
PHOSPHORIC ACID MERCANTILE	FERTINAL/TROY				
TETRAPACK	TETRAPACK				
CAN	ENVASES DE SINALOA				
CAN	ZAPATA ENVASES				
CORN OIL	ARANCIA				
CARTON	CELULOSA Y DERIVADOS				

In the USA :

VEGETABLES	RIO FARMS			
VEGETABLES	WOOLF ENTERPRISES			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

QUARTER: 2 YEAR: 2002

STOCK EXCHANGE CODE: **DESC**
DESC, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC Sales

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SECTOR AUTOPARTES (Autoparts sector)				1,469,266			
SECTOR PETROQUIMICO (Chemical sector)				2,114,134			
SECTOR ALIMENTOS (Food Sector)				1,233,604			
SECTOR INMOBILIARIO (Real Estate Sector)				472,030			
EMPRESAS DE SERVICI (Service Companies)				17,723			
TOTAL				5,306,757			

57

MEXICAN STOCK EXCHANGE
SIFIC / ICS

QUARTER: **2** YEAR: **2002**

STOCK EXCHANGE CODE: **DESC**
DESC, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN Sales

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SECTOR AUTOPARTES (Autoparts Sector)				3,040,203			
SECTOR PETROQUIMICO (Chemical Sector)				1,085,059			
SECTOR ALIMENTOS (Food Sector				495,381			
TOTAL				4,620,643			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** 3,984,396

Number of shares Outstanding at the Date of the NFEA: 1,369,079,376
(Units)

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM THE NFEA

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
2	A	587,479,900.00	18/04/2002	42,592.00
1	A	587,479,900.00	31/01/2002	42,592.00
2	B	506,176,760.00	18/04/2002	36,698.00
1	B	506,176,760.00	31/01/2002	36,698.00
2	C	275,341,610.00	18/04/2002	19,962.00
1	C	275,341,610.00	31/01/2002	19,962.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKEF	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 30 OF JUNIO OF 2002 3,888,535

Number of shares Outstanding at the Date of the NFEA: 1,369,079,376
(Units)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **2001**	3,984,396
Number of shares Outstanding at the Date of the NFEA : (Units)	1,369,079,376

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA

(Thousands of Pesos)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA

(Thousands of Pesos)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA

(Thousands of Pesos)

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000**	0
Number of Shares Outstanding at the Date of the NFEAR: (Units)	0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF ENERO OF	0
Number of shares Outstanding at the Date of the NFEAR (Units)	0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000	0
Number of shares Outstanding at the Date of the NFEAR (Units)	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: DESC
DESC, S.A. DE C.V.

QUARTER: 2 YEAR 2002

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A	0.01300	16	587,479,900		587,479,900		7,637	
B	0.01300	16		506,257,866	506,257,866			6,581
C	0.01300	16		275,341,610		275,341,610		3,580
TOTAL			587,479,900	781,599,476	1,093,737,766	275,341,610	7,637	10,161

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
1,369,079,376
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **DESC** QUARTER: **2** YEAR **2002**
DESC, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY** TO **30** OF **JUNE** OF **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

LIC.ARTURO D'ACOSTA RUIZ
DIRECTRO DE FINANZAS

C.P.ERNESTO VEGA VELASCO
SECRETARIO DEL CONSEJO

MEXICO, D.F., AT JULY 25 OF 2002

66

Mexican Stock Exchange
SIFIC/ICS

Ticker Symbol: DESC	Date: 25/07/2002 12:38

General Data of the Issuer:

Corporate Name:	Desc, S.A. de C.V.
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	05120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-98
E-Mail:	desc@mail.desc.com.mx
Internet Address	www.desc.com.mx

Fiscal Data of the Issuer:

RFC of Company:	DES9405182F1
Domicile:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	05120
State:	Mexico, D.F.

Responsibility for Payments:

Name:	Lic. Alejandro de la Barreda Gomez
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	05120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-98

Data with respect to officers:

Mexican Stock Exchange equivalent:	Chairman of the Board of Directors
Title at company:	Chairman and Chief Executive Officer
Name:	Mr. Fernando Senderos Mestre
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	05120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-98

Mexican Stock Exchange equivalent:	Director of Finance
Title at company:	Director of Finance
Name:	Lic. Arturo D'Acosta Ruiz
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	05120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-98
E-Mail:	adacosta@mail.desc.com.mx

Mexican Stock Exchange
SIFIC/ICS

Ticker Symbol: DESC Date: 23/04/2002 16:48

Mexican Stock Exchange equivalent:	Officer in Charge of Sending Quarterly Financial Information
Title at company:	Corporate Manager of Financial Information
Name:	L.C. Alejandro De La Barreda Gomez
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	05120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-98
E-Mail:	abarredag@mail.desc.com.mx

Mexican Stock Exchange equivalent:	Alternate Officer in Charge of Sending Quarterly Financial Information
Title at company:	Corporate Comptroller
Name:	C.P. Carlos Rodriguez Castillo
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	05120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-97
E-Mail:	crodriguez@mail.desc.com.mx

Mexican Stock Exchange equivalent:	Officer Responsible for Legal Affairs
Title at company:	General Counsel
Name:	Lic. Ramon Estrada Rivera
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	05120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-97
E-Mail:	restrada@mail.desc.com.mx

Mexican Stock Exchange equivalent:	Secretary of the Board of Directors
Title at company:	Secretary of the Board of Directors
Name:	C.P. Ernesto Vega Velasco
Address:	Bosque de Ciruelos No. 130 Room 1203
City:	Bosques de las Lomas
Zip Code:	11700
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-60
E-Mail:	evega@mail.desc.com.mx

Mexican Stock Exchange equivalent:	Officer in Charge of Providing Information to Investors
Title at company:	Corporate Manager of Financial Information

Mexican Stock Exchange
SIFIC/ICS

Ticker Symbol: DESC Date: 23/04/2002 16:48

Name:	L.C. Alejandro De La Barreda Gomez
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	05120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-97
E-Mail:	abarredag@mail.desc.com.mx
Mexican Stock Exchange equivalent:	Officer Authorized to Send Information via Emisnet
Title at company:	Director of Finance
Name:	Lic. Arturo D'Acosta Ruiz
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	05120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-98
E-Mail:	adascosta@mail.desc.com.mx
Mexican Stock Exchange equivalent:	Officer Authorized to Send Relevant Events via Emisnet
Title at company:	Secretary of the Board of Directors
Name:	C.P. Ernesto Vega Velasco
Address:	Bosque de Ciruelos No. 130 Room 1203
City:	Bosques de las Lomas
Zip Code:	11700
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-60
E-Mail:	evega@mail.desc.com.mx

69